1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
September 3, 2021	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	FIGS, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on September 3, 2021
CIK No. 0001846576

Ladies and Gentlemen:

We are providing this letter in connection with the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted by FIGS, Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) on the date hereof.

On behalf of the Company, we confirm that the Company will publicly file the Registration Statement and any nonpublic draft(s) thereof with the Commission at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this submission.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

September 3, 2021

cc:	Heather Hasson, Co-Chief Executive Officer, FIGS, Inc.

Trina Spear, Co-Chief Executive Officer, FIGS, Inc.

Jeffrey Lawrence, Chief Financial Officer, FIGS, Inc.

Ian Schuman, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Young, Cooley LLP